EXHIBIT 21

SUBSIDIARIES OF THE REGISTRANT

Name	State or Other Jurisdiction of incorporation or Organization
Syntel Limited	India
Syntel Europe Limited	England
Intellisourcing, SARL	France
Syntel Deutschland GmbH	Germany
Syntel (Singapore) PTE Limited	Singapore
Syntel Canada Inc.	Canada
Syntel (Hong Kong) Limited	Hong Kong
Syntel (Mauritius) Limited	Mauritius
Syntel (Australia) Pty. Ltd.	Australia
SkillBay LLC	Michigan
Syntel Delaware, LLC	Delaware
Syntel Global Private Limited	India
Syntel International Private Limited	India
State Street Syntel Services (Mauritius) Limited	Mauritius
State Street Syntel Services Private Limited	India
Syntel Consulting Inc.	Michigan
Syntel Services Private Limited	India
Syntel Holding (Mauritius) Limited	Mauritius
Syntel Worldwide (Mauritius) Limited	Mauritius
Syntel Solutions Mauritius Limited	Mauritius
Syntel Solutions (India) Private Limited	India